Exhibit 4.31
HAZARDOUS SUBSTANCES INDEMNITY AGREEMENT

This HAZARDOUS SUBSTANCES INDEMNITY AGREEMENT (the "Agreement") is made as of July 16, 2008, by VALCENT PRODUCTS INC. a corporation organized under the laws of Alberta, Canada ("Valcent"), VALCENT USA INC., a Nevada corporation, VALCENT MANUFACTURING, LTD., a Texas limited partnership, VALCENT MANAGEMENT LLC, a Nevada limited liability company, VERTIGRO ALGAE TECHNOLOGIES LLC, a Texas limited liability company, and VALCENT PRODUCTS EU LIMITED, a corporation organized under the laws of the United Kingdom, each with an address Valcent Products Inc., Suite 1010 - 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1112 (jointly and severally, the "Borrower"), for the benefit of  PLATINUM LONG TERM GROWTH VI, LLC, having a place of business at 152 West 57th Street, 54th Floor, New York, New York 10019 and the other Purchasers identified in the Purchase Agreement identified and defined below (collectively, the "Lenders").

RECITALS

WHEREAS, Valcent and the Lenders are parties to a certain Note and Warrant Purchase Agreement dated, as of July 16, 2008 (as the same may be amended, modified, restated or consolidated from time to time, the "Purchase Agreement"), which provides for the issuance by Valcent of the Securities defined therein, including the Notes (as defined in the Purchase Agreement);

WHEREAS, the Notes will be secured by, among other things, (i) one or more deeds of trust and collateral assignments of the Borrower's interest in the real property described on Exhibit A hereto (all such real property is collectively referred to as the "Property"); and (ii) a Security Agreement evidenced by UCC-1 Financing Statements covering all assets of Borrower ((i) and (ii) together, the "Security Documents");

WHEREAS, the Lenders have required, as a condition to purchasing the Notes, that Borrower indemnify and hold the Lenders harmless against and from certain obligations for which Lenders may incur liability, whether as beneficiary of any leasehold mortgage, or mortgagee in possession, or successor-in-interest to Borrower by foreclosure or deed in lieu of foreclosure, by reason of the threat or presence of any Hazardous Substance (as defined below) at or near the Property; and

WHEREAS, Borrower is willing to indemnify Lenders with respect to certain events involving Hazardous Substances at or near the Property.

NOW, THEREFORE, in consideration of the foregoing premises, the loan evidenced by the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Lenders, intending to be legally bound, hereby agrees as follows:

1.            Recitals. The foregoing recitals are incorporated into this Agreement by this reference.

2.            Covenants.

(a) Borrower covenants and agrees with Lenders that it shall not cause, permit to occur or permit to exist any deposit, storage, disposal, burial, discharge, spillage, uncontrolled loss, seepage or filtration of oil, petroleum or any hazardous wastes, hazardous substances, infectious wastes or asbestos (collectively, "Hazardous Substances"), as those terms are used in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9061 et seq., Hazardous Materials Transportation Act, 49 U.S.C § 1802, or The Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., or in any other federal, state or local law governing hazardous substances or infectious wastes, as such laws may be amended from time to time (collectively, the "Hazardous Waste Laws"), at, upon, under or within the Property, except for the storage or use, in compliance with Hazardous Waste Laws, of Hazardous Substances (i) commonly used in the customary and normal maintenance and operation of commercial buildings, (ii) used in the ordinary course of the Borrower's manufacturing operations at the Property or (iii) as disclosed in writing to the Lenders prior to the date hereof.

(b)  Borrower further covenants and agrees with Lenders that: (i) neither Borrower nor any other person will be involved in operations at the Property, which operations will create (A) the imposition of liability under the Hazardous Waste Laws on Borrower, or on any subsequent owner of the Property, or (B) the creation of a lien on the Property under the Hazardous Waste Laws or under any similar laws or regulations; and (ii) Borrower will not permit any tenant or occupant of the Property to engage in any activity that is likely to impose liability under the Hazardous Waste Laws on such tenant or occupant, on Borrower or on any other subsequent owner of any of the Property.

(c)  Borrower shall comply with the requirements of the Hazardous Waste Laws and related regulations and shall notify Lenders immediately upon becoming aware of any discharge or discovery of any Hazardous Substance at, upon, under or within the Property. Borrower shall promptly forward to Lenders copies of all orders, notices, permits, applications or other communications and reports received by Borrower in connection with any discharge or the presence of any Hazardous Substance or any other matters relating to the Hazardous Waste Laws or any similar laws or regulations, as they may affect the Property.

(d)  If at any time Lenders reasonably believe in good faith that a discharge of Hazardous Substances may have occurred, or that Hazardous Substances may be present in breach of Section 2(a) hereof, promptly upon the request of Lenders, the Borrower shall provide Lenders, at Borrower's expense, with an environmental site assessment or environmental audit report prepared by an environmental engineering firm reasonably acceptable to Lenders and the Borrower, to assess with a reasonable degree of certainty the presence or absence of any Hazardous Substances and the potential costs in connection with abatement, cleanup or removal of any Hazardous Substances found on, under, at or within the Property.

3.            Indemnity.

(a) Borrower shall at all times indemnify and hold harmless Lenders against and from any and all claims, suits, actions, debts, damages, costs, losses, obligations, judgments, charges, and expenses, of any nature whatsoever suffered or incurred by Lenders, whether as assignee of a leasehold estate, as mortgagee in possession, or as successor-in-interest to Borrower by foreclosure deed or deed in lieu of foreclosure, under or on account of the Hazardous Waste Laws, including the assertion of any lien thereunder, with respect to the Property which involve any one or more of the following events or circumstances:

(i)              any discharge of Hazardous Substances, the threat of a discharge of any Hazardous Substances, or the presence of any Hazardous Substances affecting the Property in breach of Borrower's covenants in Section 2 hereof, including any loss of value of the Property as a result of any of the foregoing.

(ii)           any costs of removal or remedial action incurred by the United States Government or any state or local governmental authority, any response costs incurred by any other person or damages from injury to, destruction of, or loss of natural resources, including reasonable costs of assessing such injury, destruction or loss, incurred pursuant to any Hazardous Waste Laws.

(iii)           liability for personal injury or property damage arising under any statutory or common law tort theory, including, without limitation, damages assessed for the maintenance of a public or private nuisance or for the carrying on of an abnormally dangerous activity at the Property.

(iv)           any other event or circumstance involving Hazardous Substance affecting the Property within the jurisdiction of the Environmental Protection Agency or any state or local environmental agency.

Borrower's obligations under this Agreement shall arise upon the discovery of the presence of any Hazardous Substance, whether or not the Environmental Protection Agency, or any other federal agency or any state or local environmental agency has taken or threatened any action in connection with the presence of any Hazardous Substances; provided, however, that Borrower's obligations under this Agreement shall not arise with respect to Hazardous Substances released on or under the Property subsequent to a foreclosure or acceptance of a deed in lieu of foreclosure by Lenders.

(b) In the event of any discharge of Hazardous Substances in violation of Hazardous Waste Laws, the threat of a discharge of any Hazardous Substances, or the presence of any Hazardous Substance affecting the Property in violation of Hazardous Waste Laws, in breach of Borrowers covenants in Section 2 hereof, and/or if any indemnitor shall fail to comply with any of the requirements of the Hazardous Waste Laws or related regulations or any other environmental law or regulation, Lenders may at their election, but without the obligation so to do, give such notices and, after the expiration of thirty (30) days' notice to Borrower thereof (unless Borrower commences to cure such condition within thirty (30) days after such notice is sent to it or within such additional time (not exceeding sixty (60) days) as shall be reasonably necessary to cure such conditions, provided Borrower continues to diligently pursue such cure during such additional time period), cause such work to be performed at the Property and/or take any and all other actions as Lenders shall reasonably deem necessary or advisable in order to abate the discharge of any Hazardous Substance and to bring the Property into compliance with the Hazardous Waste Laws.

(c) Borrower acknowledges that Lenders have agreed to make the loan evidenced by the Purchase Agreement in reliance upon Borrower's covenants in this Agreement. For this reason, it is the intention of Borrower and Lenders that the provisions of this Agreement shall supersede any provisions in the Transaction Documents as defined in the Purchase Agreement, which in any way limits the liability of Borrower and that Borrower shall be liable for any obligations arising under this Agreement. All of the covenants and indemnities of this Agreement shall survive the repayment of the Notes issued in connection with the loan and the release of the lien of the Security Documents and shall survive the transfer of any or all right, title and interest in and to the Property by the Borrower to any party, whether or not affiliated with the Borrower, except that such covenants and indemnities shall not apply to events or circumstances which are to be indemnified against hereunder and which first arise after the transfer of the Property by the Borrower (or an affiliate) to a party unaffiliated with the Borrower, if such transfer was permitted by the Security Documents and the Transaction Documents. For example, Borrower shall remain responsible under this Agreement with respect to the discharge of Hazardous Substances, or the introduction onto the Property of Hazardous Substances (in breach of the covenants of Section 2), if the discharge or introduction occurred during the period of the Borrower's (or an affiliate's) ownership of the Property but a claim is asserted after the period of such ownership.

(d) Borrower's obligations hereunder and indemnities herein shall not apply to any Hazardous Substance released or installed in, at, below or near the Property by Lenders or any other party seeking the benefit of indemnifications herein contained.

4.           Attorneys' Fees. If Lenders, or someone on Lenders' behalf, retains the services of an attorney in connection with the subject of indemnity herein, Borrower shall pay Lenders' reasonable costs and reasonable attorneys' fees thereby incurred. Lenders may employ one or more attorneys of Lenders' own choice.

5.           Interest. In the event that Lenders incurs any obligations, costs or expenses under this Agreement, Borrower shall pay same to Lenders immediately on demand, and if such payment is not received within ten (10) days after written demand from Lenders to Borrower, interest on such amount shall, after the expiration of the ten (10) day period, accrue at the rate of eighteen percent (18%) per annum until such amount, plus interest, is paid in full.

6.           Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without reference to its conflicts of laws provisions. Each Borrower agrees that any suit for the enforcement of this Agreement may be brought in the courts of the State of New York or any federal court sitting therein and consents to the non-exclusive jurisdiction of such court and to service of process in any such suit being made upon the Borrower by mail at the address specified above. Each Borrower hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit was brought in an inconvenient court.

7.           Notice. All notices, demands, requests and other communications required hereunder shall be in writing and shall be given in accordance with the terms and provisions of the Purchase Agreement.

8.           Waivers. BORROWER AND LENDERS WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON, UNDER, OR BY VIRTUE OF THIS AGREEMENT. BORROWER WAIVES ANY RIGHT TO REQUIRE LENDERS AT ANY TIME TO PURSUE ANY REMEDY IN LENDERS `POWER WHATSOEVER. The failure of Lenders to insist upon strict compliance with any of the terms hereof shall not be considered to be a waiver of any of such terms, nor shall it prevent Lenders from insisting upon strict compliance with this Agreement or any other Transaction Documents at any time thereafter.

9.           Severability. If any clause or provision herein contained operates or would prospectively operate to invalidate this Agreement in whole or in part, then such clause or provision shall be held for naught as though not contained herein and shall not affect any other provisions or the remaining part of any effective provisions of this Agreement, and the remainder of this Agreement shall remain operative and in full force and effect.

10.          Inconsistencies Among the Transaction Documents. Nothing contained herein is intended to limit in any way the obligations of Borrower under the Notes, the Security Documents or any of the other Transaction Documents. Any inconsistencies among such documents shall be construed, interpreted and resolved so as to benefit Lenders, and Lenders' election of which interpretation or construction is for Lenders' benefit shall govern.

11.          Successors and Assigns.This Agreement shall be binding upon Borrower's successors and assigns, and shall inure to the benefit of Lenders and their successors and assigns.

12.          Controlling Law.This Agreement shall be governed by and construed in accordance with, the laws of the State of New York.

13.         Review of Instrument. Borrower represents and warrants to Lenders that it (i) has read each and every provision of this instrument, (ii) has consulted, or has been given the opportunity to have this instrument reviewed by competent legal counsel of its choosing, and (iii) understands, to and accepts the provisions hereof.

IN WITNESS WHEREOF, the parties have executed this Hazardous Substances Indemnity Agreement under seal as of the date first above written.

                 BORROWER:

VALCENT PRODUCTS INC
By: /s/ F. George Orr Name: F. George Orr Title: Director / CFO
VALCENT USA INC.
By: /s/ Perry Martin Name: Perry A. Martin Title: President
VALCENT MANUFACTURING, LTD. ITS: General Partner
By: /s/ Perry Martin Name: Perry A. Martin Title: President
VALCENT MANAGEMENT LLC
By: /s/ Perry Martin Name: Perry A. Martin Title: President
VERTIGRO ALGAE TECHNOLOGIES, LLC
By:/s/ F. George Orr /s/ M. Elden Shorn Name: F. George Orr & M. Elden Schorn Title: Director / CFO & Director
VALCENT PRODUCTS EU LIMITED
By: /s/ M. Glen Kertz Name: M. Glen Kertz Title: Director

Exhibit A

The Company owns the following parcel(s) of real property: